Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE SECOND QUARTER AND SIX- MONTH PERIOD ENDED JUNE 30, 2014

Athens, Greece, July 23, 2014 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the second quarter and six months ended June 30, 2014.

•	Voyage revenues of $123.5 million and $238.4 million for the three and the six months ended June 30, 2014, respectively.

•	Voyage revenues adjusted on a cash basis of $126.0 million and $243.5 million for the three and six months ended June 30, 2014, respectively.

•	Adjusted EBITDA of $91.4 million and $173.4 million for the three and six months ended June 30, 2014, respectively.

•	Net income of $27.4 million and $47.2 million for the three and six months ended June 30, 2014, respectively.

•	Net income available to common stockholders of $24.3 million or $0.32 per share and $41.5 million or $0.55 per share for the three and six months ended June 30, 2014, respectively.

•	Adjusted Net Income available to common stockholders of $36.2 million or $0.48 per share and $62.5 million or $0.84 per share for the three and six months ended June 30, 2014, respectively.

See “Financial Summary” and “Non-GAAP Measures” below for additional detail.

New Business Developments

•
The Company purchased the 2000-built, 2,474 TEU containership Areopolis for a purchase price of $9.5 million. The vessel has been chartered to Cosco for a period of minimum 3 and maximum 5 months starting from June 15, 2014, at a daily rate of $7,000.

•
The Company sold the 1992-built, 3,351 TEU containership Konstantina for demolition, for a sale price of $7.5 million. The vessel was delivered to her buyers on May 29, 2014.  On July 8, 2014 the Company agreed to sell for demolition the 1981-built, 3,876 TEU containership MSC Kyoto for a sale price of $9.5 million. The vessel was delivered to her buyers on July 17, 2014. The Company expects to record a net gain from the two transactions of approximately $0.8 million.

•	The Company entered into the following charter arrangements:

o	Agreed to substitute the 1998-built, 3,842 TEU containership MSC Koroni (ex. Koroni) into the charter of the MSC Kyoto which was sold for demolition.
o	Agreed to charter the 1998-built, 3,842 TEU containership MSC Itea (ex. Kyparissia) with MSC for a period of approximately 1 year starting from July 7, 2014 at a daily rate of $7,300.
o	Agreed to extend the charter of the 1994-built, 1,162 TEU containership Petalidi with CMA CGM for a period of minimum 12 and maximum 14 months starting from August 3, 2014 at a daily rate of $6,800.
o	Agreed to extend the charter of the 1992-built, 3,351 TEU containership Marina with Evergreen for a period of minimum 8 and maximum 12 months starting from August 12, 2014 at a daily rate of $7,000.
o	Agreed to charter the 1991-built, 3,351 TEU containership Karmen with Wan Hai Lines for a period of minimum 15 and maximum 25 days at a daily rate of $7,500 starting from July 7, 2014.
o
Exercised our option to extend the charters of the MSC Namibia II, MSC Sierra II  and MSC Reunion with MSC for a period of approximately two years starting from August 2, July 1 and August 27, 2014 respectively. The daily rate for the first year of the extension has been set at $7,600.

Dividend Announcements

•
On July 3, 2014, we declared a dividend of $0.476563 per share on our Series B Preferred Stock and a dividend of $0.531250 per share on our Series C Preferred Stock, both paid on July 15, 2014, to holders of record on July 14, 2014.

•
On July 8, 2014, we declared a dividend for the second quarter ended June 30, 2014, of $0.28 per share on our common stock, payable on August 6, 2014, to stockholders of record on July 23, 2014. This will be the Company’s fifteenth consecutive quarterly dividend since it commenced trading on the New York Stock Exchange.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the second quarter of the year, the Company continued to deliver positive results.

Recently we acquired a 2000-built 2,474 TEU container vessel for a purchase price of $ 9.5 million. The vessel was bought with equity and after delivery she commenced her charter employment with Cosco.

Regarding our chartering arrangements, we have no ships laid up. Our re-chartering risk is minimized. The charters for the vessels opening in 2014 account for less than 3% of our 2014 contracted revenues.

Finally, on July 3, we declared a dividend on our Series B and Series C Preferred Stock. On July 8, we declared a dividend of $ 0.28 per share of our common stock, payable on August 6.

We continue to execute successfully on our growth strategy. We feel we are well positioned to continue to grow selectively and on healthy grounds.”

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2013	2014	2013	2014

Voyage revenue	$191,566	$238,403	$100,030	$123,505
Accrued charter revenue (1)	$6,634	$5,121	$3,342	$2,475
Voyage revenue adjusted on a cash basis (2)	$198,200	$243,524	$103,372	$125,980

Adjusted EBITDA (3)	$128,852	$173,440	$67,626	$91,358

Adjusted Net Income available to common stockholders (3)	$49,635	$62,524	$27,696	$36,210
Weighted Average number of shares	74,800,000	74,800,000	74,800,000	74,800,000
Adjusted Earnings per share (3)	$0.66	$0.84	$0.37	$0.48

EBITDA (3)	$134,508	$152,410	$70,486	$79,415
Net Income	$55,291	$47,213	$30,556	$27,380
Net Income available to common stockholders	$55,291	$41,494	$30,556	$24,267
Weighted Average number of shares	74,800,000	74,800,000	74,800,000	74,800,000
Earnings per share	$0.74	$0.55	$0.41	$0.32

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period, and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.

(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and six-month periods ended June 30, 2014 and June 30, 2013. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2013	2014	2013	2014

Net Income	$55,291	$47,213	$30,556	$27,380
Distributed earnings allocated to Preferred Stock	-	(5,719)	-	(3,113)
Net Income available to common stockholders	55,291	41,494	30,556	24,267
Accrued charter revenue	6,634	5,121	3,342	2,475
(Gain)/ Loss on sale/disposal of vessels	(6,460)	2,903	(3,551)	2,903
Swaps breakage costs	-	10,192	-	3,480
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	-	4,715	-	2,212
Realized (Gain)/ Loss on Euro/USD forward contracts	(370)	-	(180)	-
(Gain)/ Loss on derivative instruments	(5,460)	(1,901)	(2,471)	873

Adjusted Net income available to common stockholders	$49,635	$62,524	$27,696	$36,210
Adjusted Earnings per Share	$0.66	$0.84	$0.37	$0.48
Weighted average number of shares	74,800,000	74,800,000	74,800,000	74,800,000

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale / disposals of vessels, realized (gain) /loss on Euro/USD forward contracts, swaps breakage costs, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, and non-cash changes in fair value of currency forwards and derivatives.   “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars)	2013	2014	2013	2014

Net Income	$55,291	$47,213	$30,556	$27,380
Interest and finance costs	34,108	48,362	16,544	22,566
Interest income	(409)	(291)	(200)	(141)
Depreciation	41,489	51,818	21,607	26,610
Amortization of prepaid lease rentals	-	1,512	-	1,102
Amortization of dry-docking and special survey costs	4,029	3,796	1,979	1,898
EBITDA	134,508	152,410	70,486	79,415
Accrued charter revenue	6,634	5,121	3,342	2,475
(Gain) / Loss on sale / disposal of vessels	(6,460)	2,903	(3,551)	2,903
Swaps breakage costs	-	10,192	-	3,480
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	-	4,715	-	2,212
Realized (Gain) / Loss on Euro / USD forward contracts	(370)	-	(180)	-
Gain / (Loss) on derivative instruments	(5,460)	(1,901)	(2,471)	873
Adjusted EBITDA	$128,852	$173,440	$67,626	$91,358

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale / disposals of vessels, realized gain / (loss) on Euro / USD forward contracts, swaps breakage costs, unrealized loss from swap option agreement held by a jointly owned company with York, which is  included in equity loss on investments, and non-cash changes in fair value of currency forwards and derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.